FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2006

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                   Form 20-F  X               Form 40-F
                            -----                      -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                          Yes                 No  X
                             -----              -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The announcement on power generation increase in 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on January 11, 2006.

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                               [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
        (a Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)
                               (Stock Code: 902)

                      OVERSEAS REGULATORY ANNOUNCEMENT -
                   Power Generation increases 31.7% in 2005

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced its power generation in 2005.

Based on preliminary statistics, as of 31st December 2005, the Company's total power generation on a consolidated basis in 2005 was 150.505 billion kWh, an increase of 31.7% over last year. The power generation of Yushe Power Plant, Huaiyin Power Plant, Qinbei Power Plant, Jining Power Plant and Shantou Power Plant increased significantly.

The increase in power generation of the Company's power plants in 2005 was mainly attributable to the following reasons:

1. Power plants acquired in 2004, such as Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant, Jinggangshan Power Plant, Pingliang Power Plant and Sichuan Hydro Power have made significant contribution to the increase of the Company's power generation;

2. Yushe Power Plant Phase II and Qinbei Power Plant which were put into operation in the second half of 2004, and Huaiyin Power Plant Phase II and Shantou Power Plant Phase II which were put into operation in 2005 have contributed stable generation in 2005;

3. As a result of rapid economic growth, power demand in the regions where the Company's power plants operated remained strong, thereby providing favorable market conditions for the power generation of the Company;

4. As there were less new generating units being put into operation in Shandong power grid recently, the power generation of the Company's power plants in Shandong region has posted comparatively rapid growth;

5. Safe and stable operation of generating units has also ensured the growth in the Company's power generation.

The power generation of each of the Company's power plants in 2005 was listed below (in billion kWh):

Dalian                              9.234 Changxing                       1.921
Fuzhou                              9.215 Taicang                         3.969
Nantong                             8.403 Huaiyin                         6.030
Shangan                             8.450 Yushe                           5.422
Shanghai Shidongkou Second          7.958 Qinbei                          7.448
Shantou Coal-fired                  5.455 Xindian                         2.655
Shantou Oil-fired                   0.005 Yingkou                         4.680
Dandong                             4.238 Jinggangshan                    3.467
Nanjing                             3.936 Yueyang                         4.566
Dezhou                             15.060 Luohuang                        8.357
Jining                              3.416 Pingliang                       8.073
Weihai                              4.887 Sichuan Hydro Power             6.053
Shanghai Shidongkou First           7.607

                                                    By Order of the Board
                                                         Huang Long
                                                      Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                               Qian Zhongwei
(Executive director)                      (Independent non-executive director)
Huang Yongda                              Xia Donglin
(Executive director)                      (Independent non-executive director)
Wang Xiaosong                             Liu Jipeng
(Non-executive director)                  (Independent non-executive director)
Na Xizhi                                  Wu Yusheng
(Executive director)                      (Independent non-executive director)
Huang Long                                Yu Ning
(Executive director)                      (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Ding Shida
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
11th January 2006



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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------





                          Name:    Huang Long

                          Title:   Company Secretary



Date:    January 11, 2006